Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Transactions for the Full Year and Fourth Quarter 2011

Amsterdam, The Netherlands; January 13, 2012 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of the following transactions during the full year and fourth quarter 2011:

Full Year 2011

•                  Closed the sale of its subsidiary AeroTurbine to International Lease Finance Corporation (ILFC),

•                  Signed new lease agreements for 31 aircraft,

•                  Delivered 30 aircraft under contracted lease agreements,

•                  Purchased 13 new aircraft,

•                  Closed the sale of 26 aircraft, and

•                  Signed agreements for $1.5 billion of debt facilities in 2011 and for approximately $5 billion over the last three years.

Fourth Quarter 2011

•                  Signed new lease agreements for ten aircraft,

•                  Delivered five aircraft under contracted lease agreements,

•                  Purchased two new aircraft and entered into firm call options on three A320neo sale and leaseback transactions,

•                  Closed the sale of 15 aircraft and executed an agreement for the sale of one aircraft that is still to be delivered, and

•                  Signed agreements for $417 million of debt facilities.

	Fourth Quarter 2011			Full Year 2011
Aircraft Transactions	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Contracts	10	—	10	30	1	31
Letters of Intent	10	—	10	10	—	10
Deliveries
Closed	5	—	5	29	1	30
Purchases
Closed	2	—	2	13	—	13
Contract Signed, to be Delivered	—	—	—	2	—	2
Purchase Option Contracted	3	—	3	3	—	3
Sales
Closed	9	6	15	18	8	26
Contract Signed, to be Delivered	—	1	1	—	3	3
Letters of Intent	1	—	1	1	—	1

Lease Activities: Contracts Signed for Ten Aircraft— Five Aircraft Delivered

New Lease Agreements

AerCap signed new lease agreements for ten aircraft in the fourth quarter 2011:

•                  Three new Airbus A320s for AirFrance (France),

•                  Two new Boeing 737-800s for American Airlines (U.S.A.),

•                  One new Boeing 737-800 for Sunwing Airlines (Canada),

•                  Two Boeing 737-800s for PT Sriwijaya (Indonesia), and

•                  Two Airbus A320s for Atlasjet (Turkey).

In the full year 2011, AerCap signed a total of 31 new lease agreements for aircraft.

The average term of lease agreements and letters of intent for new aircraft signed during 2011 was 137 months. The average term of lease agreements and letters of intent for used aircraft in that period was 74 months.

Deliveries

AerCap completed five aircraft deliveries under contracted lease agreements in the fourth quarter:

•                  Two new Boeing 737-800s to American Airlines (U.S.A.),

•                  Two Airbus A320s to PT Garuda Indonesia (Indonesia), and

•                  One Airbus A319 to Bangkok Airways (Thailand).

This brought the total of deliveries in 2011 to 30 aircraft.

Purchase Activities: Purchases Closed for Two Aircraft and Firm Call Options Signed for Three A320neo Aircraft

AerCap purchased two new Boeing 737-800s during the fourth quarter and entered into firm call options on three A320neo sale and leaseback transactions. In the full year 2011, the company purchased a total of 13 aircraft.

Sales Activities: Fifteen Aircraft Sold

During the fourth quarter, AerCap closed sales transactions for nine used aircraft from its owned portfolio: three Boeing 737-500s, two Boeing 737-400s, and four MD-83s. AerCap also sold six aircraft from its managed portfolio: four Boeing 737-500s, one Boeing 737-300, and one Airbus A320.

In addition to the completed sales transactions, during the fourth quarter AerCap executed an agreement for the sale of one Boeing 737-300 from its managed portfolio.

In the full year 2011, AerCap sold a total of 26 aircraft.

Debt Facilities: $417 Million Signed in the Fourth Quarter - $1.5 Billion in 2011 — approximately $5 Billion Over the Last Three Years

AerCap signed agreements for $417 million of new debt facilities in the fourth quarter, a total of $1.5 billion in the full year, and approximately $5 billion in the last three years.

Portfolio Summary

As of December 31, 2011, AerCap’s portfolio consisted of 348 aircraft that were either owned, on order, under contract, letter of intent or purchase option, or managed.

About AerCap

AerCap is a global lessor of modern fuel efficient aircraft, funded by a robust long term capital structure that produces industry leading profitability. AerCap has approximately $10 billion of assets on its balance sheet. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, the United Arab Emirates, and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com

www.aercap.com